Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 3 DATED MARCH 21, 2016
TO THE PROSPECTUS DATED FEBRUARY 1, 2016

This document supplements, and should be read in conjunction with, our prospectus dated February 1, 2016, as supplemented by Supplement No. 1 dated February 1, 2016 and Supplement No. 2 dated March 3, 2016. Unless otherwise defined herein, defined terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our reaching the quarterly volume limitation with respect to our share redemption plan.

Share Redemption Plan

We adopted a share redemption plan, or the SRP, whereby on a daily basis, stockholders may request that we redeem all or any portion of their shares. Pursuant to the SRP, the total amount of redemptions in any calendar quarter will be limited to the shares of our common stock whose aggregate value (based on the redemption price per share on the date of the redemption) is equal to 5% of our NAV for all classes of common stock as of the last day of the previous calendar quarter. We refer to this limit as the quarterly volume limitation. In addition, if redemptions do not reach the 5% limit in a calendar quarter, the unused portion generally will be carried over to the next quarter and not any subsequent quarter, such that the quarterly volume limitation for any quarter may never exceed 10% of the combined NAV for all classes of common stock as of the last day of the previous calendar quarter.

As of March 18, 2016, the quarterly volume limitation for the first calendar quarter of 2016 was reached. Accordingly, we will no longer accept additional redemption requests during the first calendar quarter of 2016.